EXHIBIT 21

SUBSIDIARIES OF ALASKA AIR GROUP, INC.

Name	Jurisdiction of Incorporation
Alaska Airlines, Inc.	Alaska
Horizon Air Industries, Inc.	Washington
ASA Assurance, Inc.	Hawai'i
AAG Leasing, Inc.	Delaware
Alaska Star Ventures, LLC	Delaware
McGee Air Services, Inc.(a)	Delaware
ASA Beverages, LLC.(a)	Delaware
AAG Real Property, LLC.(a)	Delaware
AS Mileage Plan Holdings Ltd.(a)	Cayman Islands
AS Mileage Plan IP Ltd.(b)	Cayman Islands
Hawaiian Holdings, Inc.	Delaware
Hawaiian Airlines, Inc.(c)	Delaware
Hawaiian Gifts, LLC(c)	Arizona
(a)McGee Air Services, Inc., ASA Beverages, LLC., AAG Real Property, LLC, and AS Mileage Plan Holdings Ltd. are subsidiaries of Alaska Airlines, Inc.
(b)AS Mileage Plan IP Ltd. is a subsidiary of AS Mileage Plan Holdings Ltd.
(c)Hawaiian Airlines, Inc. and Hawaiian Gifts, LLC are subsidiaries of Hawaiian Holdings, Inc.